

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 6, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. John E. Sherborne, Chief Executive Officer
Geovic Mining Corp.
743 Horizon Court, Suite 300A
Grand Junction, Colorado 81506

> **Re: Geovic Mining Corp.
> Amendments No. 2 and 3 to Registration Statement on Form 10
> Filed August 14, 2007 and August 15, 2007
> File No. 000-52646**

Dear Mr. Sherborne:

     We have reviewed your response letter and the amended filings, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendments No. 2 and 3 to Registration Statement on Form 10

General

1. Please update the explanatory note included at the top of page 1, as necessary to include a brief summary of the changes made in response to the comments in this letter, with reference to the particular sections of the filing where further details are provided.

Selected Financial Data, page 20

2. We note your response to prior comment 4, including the change to your selected financial data presentation to include columns for years ended December 31, 2003 and 2002. However, the first paragraph below the section heading continues to indicate that this information is not included in your presentation. Please correct the introductory narrative to be consistent with the changes you have made.

Available Funds and Principal Purposes, page 25

3. We note your response to prior comment 6. Please provide this information in the Form 10.

Compensation Discussion and Analysis, page 57

4. We note your response to prior comment 11 and reissue the comment in part. Discuss the basis for awarding each of the named executive officers different compensation packages that vary in value and composition. Discuss the consideration that was given, in making compensation determinations, to the company's corporate performance and the named executive officers' individual performance and contributions. Refer to Item 402(b) of Regulation S-K and Release 8732A, Section II.B.I.

Compensation Program Objectives, page 59

5. We note your response to prior comment 12 in which you indicate that the company does not intend to benchmark the compensation of its named executive officers against the compensation paid by other similarly situated companies. However, the revised disclosure, including the phrase "in a range consistent" and the statement that "the Geovic Mining CEO may recommend to the Compensation Committee compensation ranges for [y]our executives, and that such recommendation may consider many factors including brief comparisons to executive compensation paid by other similarly situated TSXV traded public mining and mineral exploration companies," suggest that the company's compensation determinations may be formulated through a benchmarking process. Please revise your disclosure in accordance with your response, or

disclose, as requested by prior comment 12, the elements of the compensation that will be benchmarked.

Certain United States Federal Income Consequences of the Ownership and Disposition of Geovic Mining shares for Persons Other Than U.S. Persons, page 89

6. We note the statement, "U.S. Holders should consult their independent tax advisors if they have any tax questions in regard to their Geovic mining shares." Please note that investors are not obligated to seek advice in connection with the offering. You may encourage investors to seek such advice. Please revise accordingly.

Financial Statements

Statement of Cash Flows, page F-4

7. We note that your proceeds from RTO issuance of common and preferred stock for the period from November 16, 1994 (inception) to December 31, 2006 does not include amounts for year ended December 31, 2006 and 2005. There are other amounts also missing from your cumulative financing activities necessary to sum to the total that you present. Please correct your Statements of Cash Flows.

Note 2 – Summary of Significant Accounting Policies, page F-6

Exploration and Development Costs, page F-7

8. We have read your response to prior comment 15, indicating that you believe we have authorized the disclosure of reserves that do not meet all of the conditions in Industry Guide 7, based on your filing of a "43-101 report" in Canada. This is not correct. In order to report reserves, you must comply with the definitions set forth in Industry Guide 7. As you may know, proven and probable reserves are considered to be that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination; and which are adequately defined, generally by drill holes and sampling, in terms of quantity, grade and quality. Based on the information you submitted, and the representations you made in our phone conferences, we understand that you have met these conditions. Of course, if we have misunderstood and this is not your view, reporting reserves would not be appropriate and the disclosures should be removed. Please revise all related disclosures in your filing to clarify.

9. On a related point, there appears to be some inconsistency in your disclosures regarding exploration and development costs. You disclose that you have not established that your reserves may be economically extracted under a final

feasibility study, thus exploration costs are expensed as incurred. However, you are presenting proven and probable reserves on page 41 of the registration statement.

Your accounting policy should distinguish between exploration and development costs, and ensure correlation of these terms with your reserve findings. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred.

Please revise your disclosure, and accounting if necessary, to clarify. Please ensure that your response is consistent with your response to the preceding comment above.

Note 3 – Reverse Acquisition, page F-10

10.   We note the revisions you made in response to prior comment 17, stating that on December 1, 2006, "…all of the 1,000,000 outstanding common shares of Resource were exchanged for the issuance of a like number of common shares of Geovic Mining." However, your disclosures also indicate that Resource and Geovic Mining are the same entity, which renders this disclosure incomplete. Given this, and since Resource Equity Ltd. is identified as the legal acquirer in your RTO, also the accounting target, the principal concern raised in our prior comment remains. Please consider the following observations, in light of the above, and revise your disclosures accordingly.

In the second to last paragraph on page F-11, you state that as part of your RTO, "…Target Co. changed its name to Geovic Mining Corp. ('Geovic Mining'), and Geovic became a wholly owned subsidiary corporation of Geovic Mining." You clarify in the first paragraph on page F-6 that the reference to "Geovic" corresponds to Geovic Ltd., the accounting acquirer in the RTO, now the subsidiary of Geovic Mining. You also clarify in the first paragraph on page F-10 that the reference to Resource Equity Ltd., now known as Geovic Mining Corp., corresponds to "Target Co" in the disclosures that follow.

Ordinarily we find that shares of the legal acquirer in a reverse merger that are outstanding immediately prior to the event remain outstanding, and that new shares are issued to the shareholders of the accounting acquirer, in exchange for the outstanding shares of the legal target, the accounting acquirer, which they hold. Therefore, stating that the outstanding shares of the legal acquirer were exchanged at all is not clearly consistent with reverse acquisition accounting. Perhaps your disclosure is imprecise. Alternatively, it could be that you are combining events associated with your RTO with details of your reincorporation. In either case, this will need to be resolved.

On the subject of incorporation, there seems to be some conflicting information. In point (d) you indicate there was a "continuation" of "Target Co" from Ontario to Delaware; while in point (e) you explain there was a "continuance" of "the Company" (which you indicate elsewhere corresponds to Target Co) from Wyoming to the Cayman Islands. Please revise these disclosures as necessary to explain the mechanics of continuation and continuance, and to clarify which entity you are referring to in both instances.

There are also several aspects of your accounting presentation that you need to address in conjunction with the aforementioned disclosure problems.

In the balance sheet on page F-2, you disclose that par value of your common shares was zero at December 31, 2005, and $0.0001 at December 31, 2006. And while the more recent figure appears to correspond with the shares identified as being outstanding, you report nearly $16 million in the par value line for the earlier year. This seems inconsistent with the caption indicating par value is zero. As changes in capital structure are ordinarily given retroactive treatment, following the guidance in SAB Topic 4:C, revisions to your balance sheet and equity statement may be necessary.

In the equity statement on page F-5, you disclose a 2006 reclassification of common stock to additional paid-in-capital amounting to $26,233,937. Please address this item in conjunction with your response to the matter identified above.

11.   Expand your disclosure in point (g) to state the total number of common shares issued by Geovic Mining Corp., formerly Resource Equity Ltd., to the prior shareholders of Geovic Ltd., the accounting acquirer, in completing the RTO. Also state whether you have given retroactive treatment to all prior share activity in the equity statement, based on the exchange ratio of 2:1, as would ordinarily be required.

12.   Please modify your disclosure under point (c) to clarify the relationship between FinCo and you at the time of raising the 6,000,000 subscription receipts, so that it is clear why subscription receipts for FinCo shares are being presented in your equity statement. Also revise the disclosure in point (j) to explain how you determined the amounts ascribed to the FinCo preferred and common share conversions, relative to the amount you had attributed to the shares issued in the financing of $5.9 million. Given the activity shown in the equity statement for these items, it appears you have issued 15,000,001 common shares to the prior investors in FinCo, in addition to 6 million preferred shares.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

General

13.   Please revise the accounting and disclosure in your interim report, as necessary to comply with all applicable comments written on your registration statement.

Financial Statements

Statements of Cash Flows, page 6

14.   Please comply with the paragraph 11(c) of SFAS 7, which requires disclosure of cash flows for the cumulative period, from inception. Please label this column, as well as the "since inception" column on page 5, to include the inception and period-end dates.

Note 6 – Exploration and Development Costs, page 9

15.   We note your disclosure explaining that your subsidiary GeoCam raised $13.5 million during the interim period by selling additional shares to its existing shareholders, including you, based on your relative ownership interests. Please expand your disclosure to clarify the portion of this figure that is reflected in your Statements of Cash Flows, and the manner of presentation. It should be clear how this activity relates to the "change in minority interest" cash item on page 6, and why you would reduce the financing cash inflow for an allocation of expenditures or loss, as appears to be the case.

Please also clarify your rationale for adjusting that portion of the funds received from the minority interest holders for 2007 *budgeted* expenditures, rather than 40% of the GeoCam loss for the period, as indicated in your disclosure, in presenting the related accounts on the Balance Sheet and Statements of Operations. It should be clear how your accounting corresponds with the guidance in paragraph 15 of ARB 51.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Karl Hiller at (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: N. Mohammed
        K. Hiller
        A. N. Parker
        C. Moncada-Terry

        VIA FACSIMILE
        Alan W. Peryam
        303-894-0104